UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549


               SCHEDULE 13D


               Under the Securities Exchange Act of 1934
               (Amendment No. 5)*


               StreamLogic Corporation
               (Name of Issuer)


               Common Stock
               (Title of Class of Securities)


               594 907 107
               (CUSIP Number)



               Loomis, Sayles & Company, L.P.
               One Financial Center, Boston, Massachusetts 02111
               Attn: Sandra P. Tichenor, Vice President

               (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and
               Communications)


               June 24, 1997
               (Date of Event which Requires Filing of this Statement)

               If the person has previously filed a statement on
               Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

               Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
               Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               SEC 1746
               (12-91)SCHEDULE 13D

               CUSIP No.                                             594 907
               107           ,,    Page               of     15      Pages

               1,NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON
                    Loomis, Sayles & Company, L.P.
               2,CHECK THE APPROPRIATE BOX IF A
               MEMBER OF A GROUP*
               (a)
               (b)
               3,SEC USE ONLY
               4,SOURCE OF FUNDS*
                    00
               5,CHECK BOX IF DISCLOSURE OF LEGAL
               PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)

               6,CITIZENSHIP OR PLACE OF
               ORGANIZATION
                    Delaware
               NUMBER OF
               SHARES
               BENEFICIALLY
               OWNED BY
               EACH
               REPORTING
               PERSON
               WITH,7,SHARED VOTING POWER
                  13,959,350 shares
               ,8,SOLE VOTING POWER
                    None
               ,9,SHARED DISPOSITIVE POWER
                  13,959,350  shares
               ,10,SOLE DISPOSITIVE POWER
                    None
               11,AGGREGATE AMOUNT BENEFICIALLY
               OWNED BY EACH REPORTING PERSON
                    13,959,350 shares
               12,CHECK BOX IF THE AGGREGATE
               AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*

               13,PERCENT OF CLASS REPRESENTED BY
               AMOUNT IN ROW (11)
               38.4%
               14,TYPE OF REPORTING PERSON*
                    IA

                                  *SEE INSTRUCTIONS BEFORE
               FILLING OUT!
                       INCLUDE BOTH SIDES OF THE COVER
               PAGE RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE
               SCHEDULE, AND THE SIGNATURE
               ATTESTATION.SCHEDULE 13D

               CUSIP No.                                             594 907
               107           ,,    Page               of     15      Pages

               1,NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON
                    Loomis, Sayles & Company, Inc.
               2,CHECK THE APPROPRIATE BOX IF A
               MEMBER OF A GROUP*
               (a)
               (b)
               3,SEC USE ONLY
               4,SOURCE OF FUNDS*
                    00
               5,CHECK BOX IF DISCLOSURE OF LEGAL
               PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)

               6,CITIZENSHIP OR PLACE OF
               ORGANIZATION
                    Delaware
               NUMBER OF
               SHARES
               BENEFICIALLY
               OWNED BY
               EACH
               REPORTING
               PERSON
               WITH,7,SHARED VOTING POWER
                 13,959,350 shares
               ,8,SOLE VOTING POWER
                    None
               ,9,SHARED DISPOSITIVE POWER
                    13,959,350 shares
               ,10,SOLE DISPOSITIVE POWER
                    None
               11,AGGREGATE AMOUNT BENEFICIALLY
               OWNED BY EACH REPORTING PERSON
                 13,959,350 shares
               12,CHECK BOX IF THE AGGREGATE
               AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*

               13,PERCENT OF CLASS REPRESENTED BY
               AMOUNT IN ROW (11)
                    38.4%
               14,TYPE OF REPORTING PERSON*
                    CO

                                  *SEE INSTRUCTIONS BEFORE
               FILLING OUT!
                       INCLUDE BOTH SIDES OF THE COVER
               PAGE RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE
               SCHEDULE, AND THE SIGNATURE
               ATTESTATION.SCHEDULE 13D

               CUSIP No.                                             594 907
               107           ,,    Page               of     15      Pages

               1,NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON
                    State of Connecticut Combined Investment
               Funds
               2,CHECK THE APPROPRIATE BOX IF A
               MEMBER OF A GROUP*
               (a)
               (b)
               3,SEC USE ONLY
               4,SOURCE OF FUNDS*
                    00
               5,CHECK BOX IF DISCLOSURE OF LEGAL
               PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)

               6,CITIZENSHIP OR PLACE OF
               ORGANIZATION
                    Connecticut
               NUMBER OF
               SHARES
               BENEFICIALLY
               OWNED BY
               EACH
               REPORTING
               PERSON
               WITH,7,SHARED VOTING POWER
                  4,915,167 shares
               ,8,SOLE VOTING POWER
                    None
               ,9,SHARED DISPOSITIVE POWER
                      4,915,167 shares
               ,10,SOLE DISPOSITIVE POWER
                    None
               11,AGGREGATE AMOUNT BENEFICIALLY
               OWNED BY EACH REPORTING PERSON
                 4,915,167   shares
               12,CHECK BOX IF THE AGGREGATE
               AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*

               13,PERCENT OF CLASS REPRESENTED BY
               AMOUNT IN ROW (11)
                    13.5%
               14,TYPE OF REPORTING PERSON*
                    00

                                  *SEE INSTRUCTIONS BEFORE
               FILLING OUT!
                       INCLUDE BOTH SIDES OF THE COVER
               PAGE RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE
               SCHEDULE, AND THE SIGNATURE
               ATTESTATION.SCHEDULE 13D

               CUSIP No.                                             594 907
               107           ,,    Page               of     15      Pages

               1,NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON
                    State of Connecticut Mutual Fixed Income Fund
               2,CHECK THE APPROPRIATE BOX IF A
               MEMBER OF A GROUP*
               (a)
               (b)
               3,SEC USE ONLY
               4,SOURCE OF FUNDS*
                    00
               5,CHECK BOX IF DISCLOSURE OF LEGAL
               PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)

               6,CITIZENSHIP OR PLACE OF
               ORGANIZATION
                    Connecticut
               NUMBER OF
               SHARES
               BENEFICIALLY
               OWNED BY
               EACH
               REPORTING
               PERSON
               WITH,7,SHARED VOTING POWER
                4,915,167 shares
               ,8,SOLE VOTING POWER
                    None
               ,9,SHARED DISPOSITIVE POWER
                4,915,167 shares
               ,10,SOLE DISPOSITIVE POWER
                    None
               11,AGGREGATE AMOUNT BENEFICIALLY
               OWNED BY EACH REPORTING PERSON
                   4,915,167 shares
               12,CHECK BOX IF THE AGGREGATE
               AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*

               13,PERCENT OF CLASS REPRESENTED BY
               AMOUNT IN ROW (11)
                      13.5%
               14,TYPE OF REPORTING PERSON*
                    00

                                  *SEE INSTRUCTIONS BEFORE
               FILLING OUT!
                       INCLUDE BOTH SIDES OF THE COVER
               PAGE RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE
               SCHEDULE, AND THE SIGNATURE
               ATTESTATION.SCHEDULE 13D
                                                     CUSIP No.

                                 594 907 107           ,,    Page
 of
                  15      Pages

               1,NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON
                    Teachers' Retirement System
               2,CHECK THE APPROPRIATE BOX IF A
               MEMBER OF A GROUP*
               (a)
               (b)
               3,SEC USE ONLY
               4,SOURCE OF FUNDS*
                    00
               5,CHECK BOX IF DISCLOSURE OF LEGAL
               PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)

               6,CITIZENSHIP OR PLACE OF
               ORGANIZATION
                    Connecticut
               NUMBER OF
               SHARES
               BENEFICIALLY
               OWNED BY
               EACH
               REPORTING
               PERSON
               WITH,7,SHARED VOTING POWER
                    None
               ,8,SOLE VOTING POWER
                    None
               ,9,SHARED DISPOSITIVE POWER
                    None
               ,10,SOLE DISPOSITIVE POWER
                    None
               11,AGGREGATE AMOUNT BENEFICIALLY
               OWNED BY EACH REPORTING PERSON
                4,915,167 shares
               12,CHECK BOX IF THE AGGREGATE
               AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*

               13,PERCENT OF CLASS REPRESENTED BY
               AMOUNT IN ROW (11)
                    13.5%
               14,TYPE OF REPORTING PERSON*
                    00

                                  *SEE INSTRUCTIONS BEFORE
               FILLING OUT!
                       INCLUDE BOTH SIDES OF THE COVER
               PAGE RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE
               SCHEDULE, AND THE SIGNATURE
               ATTESTATION.SCHEDULE 13D
                                                     CUSIP No.

                                 594 907 107           ,,    Page of15 Pages

               1,NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF
               ABOVE PERSON
                    Connecticut State Employees' Retirement System
               2,CHECK THE APPROPRIATE BOX IF A
               MEMBER OF A GROUP*
               (a)
               (b)
               3,SEC USE ONLY
               4,SOURCE OF FUNDS*
                    00
               5,CHECK BOX IF DISCLOSURE OF LEGAL
               PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)

               6,CITIZENSHIP OR PLACE OF
               ORGANIZATION
                    Connecticut
               NUMBER OF
               SHARES
               BENEFICIALLY
               OWNED BY
               EACH
               REPORTING
               PERSON
               WITH,7,SHARED VOTING POWER
                    None
               ,8,SOLE VOTING POWER
                    None
               ,9,SHARED DISPOSITIVE POWER
                    None
               ,10,SOLE DISPOSITIVE POWER
                    None
               11,AGGREGATE AMOUNT BENEFICIALLY
               OWNED BY EACH REPORTING PERSON
                4,915,167 shares
               12,CHECK BOX IF THE AGGREGATE
               AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*


               13,PERCENT OF CLASS REPRESENTED BY
               AMOUNT IN ROW (11)
                    13.5%
               14,TYPE OF REPORTING PERSON*
                    00

                                  *SEE INSTRUCTIONS BEFORE
               FILLING OUT!
                       INCLUDE BOTH SIDES OF THE COVER
               PAGE RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE
               SCHEDULE, AND THE SIGNATURE
               ATTESTATION.        The Statement on Schedule
               13D filed October 29, 1996 (the "Original
               Statement"), as amended by (i) an amendment filed November 19, 1996 (the "First Amendment"), (ii) an amendment filed November 21, 1996 (the "Second Amendment"), (iii) an amendment filed November
               27, 1996 (the "Third Amendment"), and (iv) an amendment filed on December 4, 1996 (the "Fourth Amendment") is amended hereby to reflect the sale of shares of Common Stock of StreamLogic Corporation (the "Issuer") that are beneficially owned by Loomis, Sayles & Company, L.P., and its general partner, Loomis, Sayles & Company, Inc. (sometimes collectively referred to herein as "Loomis Sayles"). There has been no change in the shares of Common Stock of the Issuer held in the accounts of the State of Connecticut Combined Investment Funds (the "Connecticut CI Fund"), the State of Connecticut Mutual Fixed Income Fund
               (the "Connecticut MFI Fund"), Teachers' Retirement System (the "Connecticut Teachers' Fund") and the Connecticut State Employees' Retirement System
               (the "Connecticut SERS Fund"), which are filing jointly with Loomis Sayles. The Connecticut CI Fund, Connecticut MFI Fund, Connecticut Teachers' Fund and Connecticut SERS Fund are sometimes collectively referred to herein as the "Connecticut Funds."


               Item 2.   Identity and Background.

                         This statement is being filed jointly by (i)
               Loomis Sayles and its general partner, Loomis, Sayles & Company, Inc. ("LS Inc."), sometimes collectively referred to herein as "Loomis Sayles,"
               (ii) the State of Connecticut Combined Investment Funds (the "Connecticut CI Fund"), (iii) State of Connecticut Mutual Fixed Income Fund (the
               "Connecticut MFI Fund"), a sub-fund of the Connecticut CI Fund, (iv) Teachers' Retirement
               System (the "Connecticut Teachers' Fund") and (v) Connecticut State Employees' Retirement System
               (the "Connecticut SERS Fund").  The Connecticut
               CI Fund, Connecticut MFI Fund, Connecticut
               Teachers' Fund and Connecticut SERS Fund are sometimes collectively referred to herein as the "Connecticut Funds." A copy of the Joint Filing Agreement between Loomis Sayles and the Connecticut Funds is already on file and incorporated herein by reference.

                         Loomis Sayles is a Delaware limited
               partnership whose principal executive offices are located at One Financial Center, Boston, Massachusetts 02111. Loomis Sayles is an investment adviser registered under the Investment Advisers Act of 1940 and, as such, acts as investment adviser to certain managed accounts (the "Managed Accounts").

                         The general partner of Loomis Sayles is LS
               Inc.  LS Inc. is wholly-owned by New England
               Investment Companies, L.P. ("NEIC") which is a publicly traded master limited partnership listed on the New York Stock Exchange. Metropolitan Life Insurance Company ("MetLife"), through a wholly-owned subsidiary, MetLife New England
               Holdings, Inc. ("Holdings"), is the owner of (i) all of the outstanding shares of the general partner of NEIC and (ii) approximately 51% of the partnership interests in NEIC. The business address of LS Inc.
               is One Financial Center, Boston, Massachusetts
               02111.  The business address of NEIC is 399
               Boylston Street, Boston, Massachusetts 02116. The business address of Holding and MetLife is One
               Madison Avenue, New York, New York 10010.

                         LS Inc. and NEIC operate under an
               understanding that specifically provides that all investment and voting decisions regarding Managed Accounts are to be made by Loomis Sayles and LS Inc., and not by NEIC. Accordingly, Loomis
               Sayles, LS Inc. and NEIC do not consider NEIC or the entities controlling NEIC to have direct or indirect control over the securities held in Managed Accounts including the shares of the Issuer for purposes of Section 13(d) of the Securities
               Exchange Act of 1934.

                         The name, citizenship, business address,
               principal occupation or employment of each director and executive officer of LS Inc. is already on file as Exhibit A and incorporated herein by reference.
               LS Inc. and the persons listed on Exhibit A are referred to herein as the "LS Affiliates."

                         The Connecticut MFI Fund, a sub-fund of the
               State of Connecticut CI Fund and one of the Managed Accounts of Loomis Sayles, acquired
               12.4% of the outstanding shares of Common Stock of the Issuer and Warrants to purchase an additional 1.1% of the outstanding shares of Common Stock of the Issuer (see Item 5 below). The Connecticut MFI Fund is a co-mingled fund primarily for the benefit of employees and retirees of the State of Connecticut.

                         The Connecticut Teachers' Fund is a state
               pension fund which has a 54.2% interest in the Connecticut MFI Fund. The Connecticut Teachers' Fund is a fund primarily for the benefit of State of Connecticut active and retired public school and community college teachers. The business address of the Connecticut Teachers' Fund is 21 Grand Street, Hartford, Connecticut 06106.

                         The Connecticut Teachers' Fund and the
               Connecticut SERS Fund have no voting or
               dispositive power over the securities held in the Connecticut MFI Fund or the Connecticut CI Fund, including the securities of the Issuer held in the Managed Accounts. The Connecticut Teachers'
               Fund and the Connecticut SERS Fund are required by statute to cause the funds that they collect for the benefit of their respective beneficiaries to be deposited in the Connecticut CI Fund under the control of the Treasurer of the State of Connecticut.

                         The Connecticut SERS Fund is a state
               pension fund which has a 37.6% of the Connecticut MFI Fund. The Connecticut SERS Fund is a fund primarily for the benefit of employees and retired employees of the State of Connecticut. The business address of the Connecticut SERS Fund is 55 Elm Street, Hartford, Connecticut 06106.

                         The Treasurer of the State of Connecticut is
               the sole fiduciary of the Connecticut CI Fund and the Connecticut MFI Fund and has sole authority for investment decisions concerning the assets of the Connecticut Teachers' Fund and Connecticut SERS
               Fund. Currently, the Treasurer of the State of Connecticut is Christopher B. Burnham (the "Treasurer"). As Acting Chief Investment Officer for the State of Connecticut (the "Investment Officer"), Mr. Greg Franklin may be deemed to be a control person of the Connecticut Funds. The Treasurer and the Investment Officer are United
               States citizens and their principal occupations are, respectively, serving as the Treasurer and serving as the Acting Investment Officer of the State of Connecticut. The business address of the Treasurer, the Investment Officer and the Connecticut CI Fund and the Connecticut MFI Fund is 55 Elm Street, Hartford, Connecticut 06106-1773.

                         No other Managed Account of Loomis Sales
               will own in excess of 5% of the Common Stock of the Issuer. In addition, there are no participants in the Connecticut Funds that may be deemed to own in excess of 5% of the Common Stock of the Issuer other than those described above.

                         Based upon information and belief, none of
               Loomis Sayles, the LS Affiliates, the Connecticut Funds, the Treasurer or the Investment Officer has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 4.   Purpose of Transaction.

                         The Debentures that were tendered in the
               Exchange Transaction were acquired during and subsequent to 1987 in the ordinary course of business with funds of certain of Loomis Sayles' Managed Accounts (including the Connecticut MFI
               Fund) and represent investments by such Managed Accounts. The purpose of the Exchange
               Transaction was to facilitate the restructuring of the Issuer's debt and enable the Issuer to meet the listing requirements of Nasdaq-NMS. In April 1995, a representative of the Issuer contacted Loomis Sayles concerning a proposal to enter into a transaction whereby the Debentures would be converted into equity and cash in an effort to position the Issuer to meet the Nasdaq-NMS listing standards. As a result of those discussions, the Issuer and Loomis Sayles entered into a letter agreement dated June 14, 1996 (the "Initial Tender Agreement"), as amended on September 13, 1996 (the "First Amendment to the
               Initial Tender Agreement") and further amended on October 3, 1996 (the "Second Amendment to the
               Initial Tender Agreement"). The Initial Tender Agreement, the First Amendment to the Initial
               Tender Agreement and the Second Amendment to the Initial Tender Agreement are sometimes referred to herein as the "Initial Tender Agreement, as amended." The Initial Tender Agreement, as amended, formed the basis for the Offer to Exchange.

                         Loomis Sayles tendered the Debentures prior
               to the expiration of the Offer to Exchange which occurred at midnight, New York City time, on November 20, 1996. The Exchange Transaction closed on November 29, 1996.

                         As a result of the closing of the Exchange
               Transaction, the Issuer expanded its Board of directors to seven members, two of whom were designated by investors advised by Loomis Sayles
               (the "New Directors"). These two directors have subsequently resigned. The right of investors advised by Loomis Sayles to designate two New Directors terminates at such time as Loomis Sayles and its Managed Accounts no longer hold at least
               28% of the Issuer's Common Stock (assuming exercise of all Warrants received in the Exchange Transaction). The New Directors will not be insiders of Loomis Sayles. Loomis Sayles intends that such New Directors and any subsequent director nominees designated by investors advised by Loomis Sayles (i) will serve with complete independence from Loomis Sayles, (ii) will not directly or indirectly report to or provide confidential information to Loomis Sayles, (iii) will not consult with Loomis Sayles as to board decisions, and (iv) will be asked to conduct themselves without regard to any special interests that Loomis Sayles might have.

                         The Managed Accounts (including the
               Connecticut Funds) currently hold 38.4% the outstanding shares of Common Stock of the Issuer
               (based on information provided by the Issuer), and assuming the exercise of all Warrants received in the Exchange Transaction.

                         The Debentures were purchased for the
               Managed Accounts (including the Connecticut MFI
               Fund) in the ordinary course of Loomis Sayles' business as an investment adviser, and not with the purpose of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose. The Common
               Stock of the Issuer and the Warrants acquired in the Exchange Transaction were also acquired for investment and not with the purpose of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose. Loomis Sayles recognizes that it has the power to vote and dispose of approximately
               38.4% of the Issuer's Common Stock (assuming exercise of all of the Warrants) owned by the Managed Accounts and may have the power to effect, change or influence the control of the Issuer.

                    As previously reported, Loomis Sayles intended
               to monitor market conditions and would acquire or dispose of the Issuer's Common Stock held by
               Managed Accounts as Loomis Sayles deems
               appropriate and in the best interests of such
               Managed Accounts. On June 24, 1997, the Issuer announced that it had received notification from The Nasdaq Stock Market that it may no longer meet the requirements for inclusion in The Nasdaq Stock Market. It was also reported that because the Issuer was unable to meet certain requirements for continued listing, and in accordance with
               correspondence from Nasdaq, the Issuer would be subject to delisting from The Nasdaq Stock Market effective the opening of business on June 27, 1997. On June 25, 1997, the Issuer announced that Nasdaq had acccelerated the time frame for delisting of the Issuer's securities and that the Issuer's securities would be delisted as of the opening of the market on
               June 25, 1997.   Based on its consideration of
               current market conditions, Loomis Sayles intends to continue to monitor market conditions and will dispose of the Issuer's shares of Common Stock of the Issuer held by Managed Accounts if and when Loomis Sayles deems appropriate and in the best interests of such Managed Accounts.

               Item 5.   Interest in Securities of the Issuer.

                         (a) and (b)    Based on currently available
               information, it is believed that as of the date of this filing the Managed Accounts (which include the Connecticut MFI Fund) beneficially will own (I) a total of 11,585,190 shares of Issuer's Common
               Stock representing approximately 34.6% of the outstanding shares of the Issuer's Common Stock, without taking into account Common Stock issuable in connection with the Warrants; and (ii) Warrants to purchase an approximate aggregate of 2,374,160 shares of the Issuer's Common Stock representing, when exercised and taken together with the Common Stock issued in the Exchange Transaction and still held by the Managed Accounts, approximately 38.4% of the Issuer's Common Stock.

                         Based on currently available information, it is
               believed that as of the date of this filing the
               Managed Account for the Connecticut MFI Fund
               beneficially will own (1) a total of    4,149,167
               shares of the Issuer's Common Stock representing approximately 12.4% of the outstanding shares of the Issuer's Common Stock, without taking into account Common Stock issuable in connection with the Warrants and (ii) Warrants to purchase 766,000 shares of the Issuer's Common Stock representing, when exercised and taken together with the Common Stock issued in the Exchange Transaction and still held by the Managed Account for the Connecticut MFI Fund, approximately 13.5% of the
               Issuer's Common Stock.

                         Loomis Sayles has voting and/or dispositive
               power over the Issuer's Common Stock and Warrants held by the Managed Accounts. However, the owner of each of the separate Managed
               Accounts has the right to terminate its advisory agreement with Loomis Sayles upon advance written notice and, if any such advisory agreement is terminated, Loomis Sayles will lose the power to vote or dispose of the Issuer's Common Stock owned by such terminated account. Termination of an advisory agreement will be effective upon receipt or on some future date as specified in a notice to Loomis Sayles, depending upon the terms of the particular advisory agreement. Currently, the Issuer's Common Stock and Warrants are held in Managed Accounts for the benefit of approximately
               22 institutional investors (which number includes the Connecticut MFI Fund).

                         (c)  Neither Loomis Sayles nor, to the
               knowledge of Loomis Sayles, any affiliate of Loomis Sayles has engaged in any transaction with respect to the Issuer's Common Stock, Warrants or Debentures during the past 60 days. In addition, none of the Connecticut Funds, the Treasurer of the State of Connecticut (the "Treasurer") or the Chief Investment Officer for the Treasurer has engaged in any transaction with respect to the Issuer's Common Stock, Warrants or Debentures during the past 60 days.

                         (d)  The Common Stock and Warrants are
               owned by 22 Managed Accounts (which includes the Connecticut MFI Fund). The Connecticut MFI
               Fund beneficially owns            % of the Issuer
               assuming the exercise of all Warrants. No Managed Account other than the Connecticut MFI Fund owns more than 5% of the Common Stock of the Issuer.

                         (e)  Not applicable.

                                           SIGNATURE


                         After due inquiry and to the best of our
               knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

               Dated: June 26, 1997


                                        LOOMIS, SAYLES &
               COMPANY, L.P.
                                        By Loomis Sayles & Company,
               Inc.,
                                           General Partner


                                            By:   /s/ Robert Blanding
                                             Name:     Robert J. Blanding
                                             Title:        Chairman, President
               and
                                                      Chief Executive Officer

                                        LOOMIS, SAYLES &
               COMPANY, INC.


                                            By:    /s/ Robert Blanding
                                             Name:     Robert J. Blanding
                                             Title:        Chairman, President
               and
                                                      Chief Executive Officer

                                        STATE OF CONNECTICUT
               COMBINED
                                           INVESTMENT FUNDS


                                            By:                 *



                                        STATE OF CONNECTICUT
               MUTUAL FIXED                           INCOME
               FUND


                                            By:                 *




                                        TEACHERS' RETIREMENT
               SYSTEM


                                            By:                 *




                                        CONNECTICUT STATE
               EMPLOYEES'
                                        RETIREMENT SYSTEM


                                       By:                 *


               *By       /s/ Robert Blanding
                         Robert J. Blanding
                         Attorney-in-Fact